

Mail Stop 3561

March 18, 2016

Christine M. McCarthy
Chief Financial Officer
The Walt Disney Company
500 South Buena Vista Street
Burbank, CA 91521

> **Re:** **The Walt Disney Company**
> **Form 10-K for the Fiscal Year Ended October 3, 2015**
> **Filed November 25, 2015**
> **File No. 001-11605**

Dear Ms. McCarthy:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 73

1. We note from your disclosure on page 1 that you receive affiliate fees for the right to deliver your programs to Multi-channel Video Programming Distributors' customers/subscribers under multi-year agreements. Given that affiliate fees are significant to your total consolidated revenues, please revise your Revenue Recognition policy disclosure to explain how you recognize revenue for affiliate services. In your response, please tell us the terms of and your accounting for these arrangements in greater detail.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Gilmore at (202) 551-3777 or me at (202) 551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure